Filed Pursuant to Rule 424(b)(3)
Registration No. 333-257629

PROSPECTUS SUPPLEMENT NO. 4

(to Prospectus dated July 13, 2021)

INDIE SEMICONDUCTOR, INC.

Primary Offering of

27,400,000 shares of Class A Common Stock

Issuable Upon Exercise of Warrants

Secondary Offering of

70,846,446 shares of Class A Common Stock and

10,150,000 Warrants to Purchase Class A Common Stock

This prospectus supplement no. 4 amends and supplements the prospectus dated July 13, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-257629). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus relates to the issuance by us of up to 27,400,000 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”). Of these shares:

●	17,250,000 shares are issuable upon the exercise of warrants (the “public warrants”) initially issued as part of the units issued in the initial public offering of Thunder Bridge Acquisition II, Ltd. (“Thunder Bridge II”);
●	8,650,000 shares are issuable upon the exercise of warrants (the “private placement warrants”) initially issued to Thunder Bridge Acquisition II LLC (the “Sponsor”) in a private placement that occurred simultaneously with the initial public offering of Thunder Bridge II; and
●	1,500,000 shares are issuable upon the exercise of warrants issued to an affiliate of the Sponsor in connection with loans it made to Thunder Bridge II prior to the closing of the Business Combination (as defined below) (the “sponsor warrants” and collectively with the public warrants and the private placement warrants, the “warrants”).

Each warrant entitles the holder thereof to purchase one share of our Class A common stock at a price of $11.50 per share. We will receive the proceeds from the exercise of the warrants, but not from the sale of the underlying shares of Class A common stock.

In addition, the Selling Securityholders identified in the Prospectus may, from time to time in one or more offerings, offer and sell up to 70,846,446 shares of our Class A common stock, of which:

●	8,625,000 shares were exchanged in our Business Combination for shares of Class A common stock issued to the Sponsor in a private placement prior to Thunder Bridge II’s initial public offering (the “sponsor shares”);
●	37,071,446 shares are issuable upon the exchange of an equal number of units (the “LLC Units”) representing limited liability company interests in Ay Dee Kay LLC, d/b/a indie Semiconductor (“ADK LLC”), our direct subsidiary;
●	15,000,000 shares were issued in private placements in connection with our business combination with ADK LLC, which we completed on June 10, 2021 (the “Business Combination”);
●	8,650,000 shares are issuable upon the exercise of private placement warrants; and
●	1,500,000 shares are issuable upon the exercise of sponsor warrants.

The Selling Securityholders may also, from time to time in one or more offerings, offer and sell up to 8,650,000 private placement warrants and 1,500,000 sponsor warrants.

We will not receive any proceeds from the sale of our Class A common stock or the sale of the private placement warrants or sponsor warrants by Selling Securityholders, but we are required to pay certain offering fees and expenses in connection with the registration of the Selling Securityholders’ securities and to indemnify certain Selling Securityholders against certain liabilities.

The Selling Securityholders may offer and sell our Class A common stock, private placement warrants and sponsor warrants to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. In addition, certain Selling Securityholders may offer and sell these securities from time to time, together or separately. If the Selling Securityholders use underwriters, dealers or agents to sell such securities, we will name them and describe their compensation in a prospectus supplement. The price to the public of those securities and the net proceeds any Selling Securityholders expect to receive from that sale will also be set forth in a prospectus supplement.

Our Class A common stock and our public warrants are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbols “INDI” and “INDIW,” respectively. On October 22, 2021, the closing price of our Class A common stock was $12.13 and the closing price for our public warrants was $3.71.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the ”Risk Factors” section beginning on page 8 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 25, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 22, 2021

INDIE SEMICONDUCTOR, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40481	87-0913788
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

32 Journey Aliso Viejo, California	92656
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (949) 608-0854

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	INDI	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock for $11.50 per share	INDIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off Balance Sheet Arrangement

The information set forth in Item 8.01 of this Current Report on Form 8-K regarding the acquisition of Symeo GmbH and the form of Promissory Note to be issued to Analog Devices, Inc., a Massachusetts corporation (“ADI”), is incorporated by reference into this Item.

Item 8.01 Other Events

On October 22, 2021, indie Semiconductor, Inc., a Delaware corporation (“indie”), entered into a Share Purchase Agreement with ADI, pursuant to which indie (through its wholly-owned German subsidiary) agreed to purchase all of the outstanding capital stock of Symeo GmbH, a German corporation and wholly-owned subsidiary of ADI, for an aggregate purchase price of up to $30.0 million. Symeo is ADI’s Munich-based radar division consisting of approximately 35 team members specializing in radar hardware and software development for emerging safety system applications.

Pursuant to the Share Purchase Agreement: (i) $10.0 million is payable in cash at the closing of this acquisition; (ii) $10.0 million is payable pursuant to a 0% unsecured Promissory Note with a maturity date of January 31, 2023; and (iii) up to an additional $5.0 million is payable in indie Class A common stock upon the completion of each of the first and second four quarter periods following the closing based on revenues earned in such periods in excess of specified milestones. The amount of Class A common stock that may be earned in each earn-out year is based on a fixed conversion price per share, subject only to adjustment in the event of any share split, combination, reclassification or similar capitalization change. Assuming no adjustment, the maximum number of earnout shares that may be earned for each four quarter period shall not exceed 429,184 shares. The Share Purchase Agreement also includes customary representations and warranties, and is subject to customary closing conditions and regulatory approval, including the submission of a notice pursuant to Sec. 55a Par. 4 AWV to the German Federal Ministry of Economics.

The description of the Promissory Note contained in this report does not purport to be complete and is qualified in its entirety by reference to the copy of the Promissory Note, which is filed as Exhibit 99.1 to this Current Report on Form 8-K, and is hereby incorporated into this report by reference.

All information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements made in this report or in our other public filings, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01  Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Form of Promissory Note to be issued to Analog Devices, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

October 25, 2021	INDIE SEMICONDUCTOR, INC.

	By:	/S/ THOMAS SCHILLER
		Name:	Thomas Schiller
		Title:	Chief Financial Officer and EVP of Strategy

2

Exhibit 99.1

EXHIBIT C

FORM OF SELLER PROMISSORY NOTE

[●], 202[_] (the “Issue Date”)

U.S. $10,000,000

indie Semiconductor, Inc., a Delaware corporation (“Payor”), for value received, promises to pay to Analog Devices, Inc., a Massachusetts corporation (“Payee”), the principal amount of U.S. $10,000,000 payable as set forth below (this “Note”). The principal and interest on this Note is payable in lawful money of the United States of America in immediately available funds at such place in the United States as Payee may from time to time designate in writing to Payor.

This Note is made pursuant to that certain Share Purchase Agreement (the “Purchase Agreement”), dated October __, 2021 by and among Payor and Payee. This Note is the “Parent Note” referred to in the Purchase Agreement. Payee is receiving this Note pursuant to the Purchase Agreement.  All capitalized terms used herein and not defined herein shall have the meanings assigned to such terms in the Purchase Agreement.

1.	Payment of Principal and Interest

1.1. Calculation and Payment of Interest. Interest on the principal balance of this Note outstanding from time to time until paid in full in cash shall accrue at the rate equal to the Applicable Rate per annum, computed on the basis of a 365 or 366-day year, as appropriate, for the actual number of days elapsed, commencing on the date hereof (and on the date of issuance with respect to any PIK Note). “Applicable Rate” shall mean (A) 0% prior to the occurrence of any Event of Default (as defined below) hereunder and, (B) 15% after the occurrence and during the continuance of an Event of Default. Interest shall be payable in arrears upon Payee’s demand (such payment of interest, the “Interest”).

1.2. Payment on Maturity Date.  The principal balance of, and any accrued and unpaid interest on, this Note shall be payable in cash on January 31, 2023 (the “Maturity Date”).

1.3. Prepayment. Payor may, at its option at any time, without premium or penalty, prepay all or any portion of this Note. Any prepayment of this Note shall be applied as follows:  first, to payment of accrued interest, if any; and second, to payment of principal.  Upon any partial prepayment, at the request either of Payee or Payor, this Note shall be surrendered to Payor in exchange for a substitute note, which shall set forth the revised principal amount but otherwise be identical to this Note.  In the event that this Note is prepaid in its entirety, this Note shall be surrendered to Payor for cancellation.

1.4. Payment Only on Business Days; Payments Free and Clear.  Any payment hereunder which, but for this Section 1.4, would be payable on a day which is not a Business Day, shall instead be due and payable on the Business Day next following such date for payment.  All payments hereunder shall be made free and clear of any deduction, withholding or offset and in immediately available funds, except to the extent otherwise required by applicable law.

2.	Events of Default; Acceleration.

2.1.	The following shall constitute “Events of Default” under this Note:

2.1.1.	subject to any withholding or set off rights as described in the Purchase Agreement, failure by Payor to make any payment required under this Note when the same becomes due and payable (whether at maturity, by acceleration or otherwise);

2.1.2.	a Change in Control occurs;

2.1.3.	Payor voluntarily liquidates;

2.1.4.	Payor, pursuant to or within the meaning of any Bankruptcy Law: (a) commences a voluntary case or proceeding; (b) consents to the entry of an order for relief against it in an involuntary case or proceeding; (c) consents to the appointment of a Custodian of it or for all or substantially all of its property; (d) makes a general assignment for the benefit of its creditors; or (e) admits in writing that it is generally unable to pay its debts as they become due; or

2.1.5.	a court of competent jurisdiction enters an order or decree (that remains unstayed and in effect for sixty (60) days) under any Bankruptcy Law that: (a) is for relief against the Payor in an involuntary case or proceeding; (b) appoints a Custodian of the Payor or for all or substantially all of Payor’s property; or (c) orders the liquidation of Payor.

2.2. Acceleration.

2.2.1.	If an Event of Default specified in Section 2.1.1 or 2.1.2 shall have occurred and be continuing, Payee may, at its option, declare the entire principal balance of this Note and the accrued and unpaid interest thereon to be immediately due and payable, and upon any such declaration the same shall become due and payable at such time.

2.2.2.	If any Event of Default occurs other than the Events of Default specified in 2.1.1 and 2.1.2, the principal balance of this Note and the accrued and unpaid interest thereon shall become due and payable immediately without any declaration or other act on the part of Payee and without presentment, demand, protest or other notice or action of any kind, all of which are hereby expressly waived.

2.2.3.	If any Event of Default shall have occurred and be continuing Payee may proceed to protect and enforce its rights either by suit in equity or by action at law, or both, whether for specific performance of any provision of this Note or in aid of the exercise of any power granted to Payee under this Note.

3.	Senior Obligations.

3.1. Obligations of Payor Unconditional.  The obligations under this Note shall be senior unsecured obligations of Payor. Other than as explicitly set forth above, nothing contained in this Note or in the Purchase Agreement is intended to or shall impair, as among Payor, its creditors and Payee, the obligation of Payor, which is absolute and unconditional, to pay to Payee the principal of and interest on and all other amounts due under this Note in accordance with its terms, or is intended to or shall affect the relative rights of Payee and creditors of Payor, nor shall anything herein prevent Payee from exercising all remedies otherwise permitted by applicable law upon default under this Note.

3.2. Further Assurances.  Payee and Payor each will, at Payor’s expense and at any time and from time to time, promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary in order to protect any right granted or purported to be granted hereby to Payee upon an Event of Default to exercise and enforce its rights and remedies hereunder.

3.3. Obligations Hereunder Not Affected.  All agreements and obligations of Payee and Payor hereunder, shall remain in full force and effect irrespective of: (i) any change, restructuring or termination of the corporate structure or existence of Payor or any of its subsidiaries; or (ii) any other circumstance which might otherwise constitute a defense available to, or a discharge of, Payor or a subordinated creditor (other than the prior payment in full of the obligations hereunder). The provisions of this Note shall continue to be effective or be reinstated, as the case may be, if at any time any payment of the Note is rescinded or must otherwise be returned by the holders of this Note upon the insolvency, bankruptcy or reorganization of Payor or otherwise, all as though such payment had not been made.

3.4. Remedies.  The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

4.	Certain Definitions.

“Bankruptcy Law” means Title 11, U.S. Code or any similar federal or state law for the relief of debtors.

“Business Day” means each day other than Saturdays, Sundays and days when commercial banks are authorized or required by law to be closed for business in San Francisco, California or New York, New York.

“Change in Control” means the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act and the rules of the Securities and Exchange Commission thereunder), of more than 50% of the aggregate voting power of the Payor’s equity interests on a fully diluted basis.

“Custodian” means any receiver, trustee, assignee, liquidator, sequestrator or similar office under any Bankruptcy Law.

“Event of Default” means any of the occurrences specified under Section 2.1 of this Note.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

5.	Miscellaneous.

5.1. Section Headings.  The section headings contained in this Note are for reference purposes only and shall not affect the meaning or interpretation of this Note.

5.2. Amendment and Waiver.  No provision of this Note may be amended or waived except pursuant to an agreement or agreements in writing entered into by Payee and Payor. No failure or delay in exercising any right, power or privilege hereunder shall imply or otherwise operate as a waiver of any rights of Payee, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege.

5.3. Successors, Assigns and Transferors.  This Note may not be assigned or transferred by either Party without consent of the other Party; provided that, without consent, either Party may assign this Agreement to an Affiliate of such Party, in which case such Party shall remain primarily liable for its obligations hereunder.  The obligations of Payor and Payee under this Note shall be binding upon, and inure to the benefit of, and be enforceable by, Payor and Payee, and their respective successors and permitted assigns, whether or not so expressed.

5.4. Governing Law.  This Note shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to any conflicts of laws principles thereof that would otherwise require the application of the law of any other jurisdiction.  Any proceeding to enforce, interpret, challenge the validity of, or recover for the breach of any provision of, this Note shall be filed exclusively in the United States District Court for the Southern District of New York or the state courts located in the State of New York, and the parties hereto expressly consent to the exclusive jurisdiction of such courts and expressly waive any and all objections to personal jurisdiction, service of process or venue in connection therewith. Final judgment in any action, suit or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment.  Payor hereby acknowledges that this Note constitutes an instrument for the payment of money, and consents and agrees that Payee, at its sole option, in the event of a dispute in the payment of any moneys due hereunder, shall have the right to bring a motion-action under New York CPLR Section 3213. Nothing in this Section 5.4 shall affect the right of Payee to (i) commence legal proceedings or otherwise sue Payor in any other court having jurisdiction over Payor or (ii) serve process upon Payor in any manner authorized by the laws of any such jurisdiction.

5.5. Waiver of Presentment, Etc.  Except as otherwise provided herein, presentment, demand, protest, notice of dishonor and all other demands and notices are hereby expressly waived by Payor.

5.6. Usury. Nothing contained in this Note shall be deemed to establish or require the payment of a rate of interest in excess of the maximum rate legally enforceable.  If the rate of interest called for under this Note at any time exceeds the maximum rate legally enforceable, the rate of interest required to be paid hereunder shall be automatically reduced to the maximum rate legally enforceable.  If such interest rate is so reduced and thereafter the maximum rate legally enforceable is increased, the rate of interest required to be paid hereunder shall be automatically increased to the lesser of the maximum rate legally enforceable and the rate otherwise provided for in this Note.

5.7. Notices. Any notice, request, instruction or other document to be given hereunder by either party to the other shall be in writing and shall be made in accordance with Section 12.5 of the Purchase Agreement.

5.8. Representations and Warranties of Payor. Payor hereby represents and warrants to Payee that: (a) Payor is duly organized, validly existing and in good standing under the laws of the State of Delaware; (b) Payor has duly authorized, executed and delivered this Note; and (c) this Note constitutes a legally valid and binding obligation of Payor, enforceable against Payor in accordance with its terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights or remedies of creditors and the effect of general principles of equity, whether enforcement is considered in a proceeding in equity or at law, and the discretion of the court before which any proceeding therefor may be brought.

5.9. Fees. Payor agrees to pay all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorney’s fees and expenses) incurred or paid by Payee in enforcing collection of the Note.

[signature pages follow]

IN WITNESS WHEREOF, Payor has executed and delivered this Note as of the date hereinabove first written.

indie Semiconductor, Inc.

By:
Name:
Title:

Accepted and Agreed to:

ANALOG DEVICES, INC.

By:
Name:
Title: